Owens-Brockway Glass Container Inc.

One Michael Owens Way

Perrysburg, OH  43551-2999

July 30, 2009

BY  FACSIMILE

Pamela A. Long

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C.  20549

Re:                            Owens-Brockway Glass Container Inc.
Registration Statement on Form S-4/A (File Number 333-160226)

Dear Ms. Long:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-4 (333-160226) (the “Registration Statement”) of Owens-Brockway Glass Container Inc. (the “Company”).  We respectfully request that the Registration Statement become effective as of 10:00 a.m., Washington, D.C. time, on July 31, 2009, or as soon as possible thereafter.  Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our counsel, Latham & Watkins LLP, Attention: Tracy K. Edmonson, by facsimile to (415) 395-8095.

The Company acknowledges the following:

•                                          Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please call Tracy K. Edmonson of Latham & Watkins LLP at +44.20.7710.5810, Keith Benson of

Latham & Watkins LLP at (415) 646-8307 or the undersigned at (419) 247-5000.  Thank you in advance for your consideration.

Very truly yours,

OWENS-BROCKWAY GLASS CONTAINER INC.

/s/ James W. Baehren

James W. Baehren
Senior Vice President and Secretary

cc:                                Tracy K. Edmonson, Esq., Latham & Watkins LLP

Keith Benson, Esq., Latham & Watkins LLP